Mail Stop 3561

October 20, 2009

Mr. Mark M. Ham IV
Chief Financial Officer
1385 Collier Road NW
Atlanta, Georgia 30318

> **Re: Cagle's, Inc.**
> **Form 10-K for the year ended March 28, 2009**
> **Filed June 17, 2009**
> **File No. 001-07138**

Dear Mr. Ham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(404) 355-9326